WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450

October 5, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Tara Harkins, Staff Accountant

Re:	WaferGen Bio-systems, Inc.
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarter ended June 30, 2011, filed September 12, 2011
File No. 000-53252

Dear Mr. Vaughn:

This letter is in response to your comment letter dated September 20, 2011 concerning the above-referenced filings by WaferGen Bio-systems, Inc. (“WaferGen” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

-Critical Accounting Policies and Estimates, page 31

1.
We note from your June 30, 2011 Form 10-Q that you reported revenue of $44,905 and $395,937 for the three and six months ended June 30, 2011, which represents a significant decline from the prior year. We further note that you report inventory of $1.1 million and $1 million as of June 30, 2011 and December 31, 2010, respectively. Please explain to us in more detail how you determined that the market value of your inventory exceeds the book value as of June 30, 2011.

Substantially all our inventory at June 30, 2011 consisted of finished goods of our SmartChip Real-Time PCR instruments, which are not perishable and generally have a long lead time before generating sales. These are valued at standard cost, which approximates cost on a first-in, first-out basis. We estimated the market value of the instruments as the projected sales price less a reasonable margin, and determined that the cost of the instruments was lower than market value. We expect to sell every unit but that is not required in order for market value to exceed book value, on a line-by-line basis, due to our anticipated gross margin. At June 30, 2011, we had three evaluation units with potential customers which we expect to generate sales (based upon similar experience with potential customers in 2010). Further, at the beginning of the third quarter, we modified our overall sales strategy to include placing instruments with potential customers for an evaluation period, generally of 90 days, with the goal of demonstrating the value of the technology and obtaining a sale of the instrument at the end of the evaluation period. To support this strategy, we ramped up our commercialization efforts (using funding that was not available previously), increasing the number of sales personnel from two at the beginning of July to

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

eight currently. We believed that the level of our inventory at June 30, 2011 was appropriate to satisfy the anticipated number of placements, and we ordered parts to build additional SmartChip instruments in the third quarter, with the expectation that we would need these additional units to satisfy expected sales and the number of evaluation units that would be placed in the third and fourth quarter of 2011. Consequently, we determined that our inventory levels were not excessive, and they were appropriately valued at lower of cost or market.

Item 8. Financial Statements and Supplementary Data, page 33

Note 2. Summary of Significant Accounting Policies, page 49

-Stock-Based Compensation, page 51

2.
We note your response to prior comment 4. Considering the “comparable” companies that you have utilized in the determination of your expected volatility for the valuation of your stock options are considerably larger than you, please explain to us in more detail how the companies that you identified in your response are in the same stage of life cycle, size and financial leverage as you and how you complied with the guidance in 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1. Within your response, please explain to us the process you undertook to identify companies that meet the criteria set forth above.

ASC 718-10-55-36 considerations are covered in the responses below.

718-10-55-37 a: We use the expected term of the option as we use Black-Scholes, a closed-form model, to estimate volatility. As noted in our response to prior comment 7, we did not exclude the period of “general market decline” in the latter half of 2008. Had we done so, we could have justified using a lower estimated volatility;

718-10-55-37 b: We have no traded options or other financial instruments to consider;

718-10-55-37 c: Since “the length of time [our] shares have been publicly traded” is “shorter than the expected… term of the option”, we need to, and do, “consider the expected volatility of similar entities”;

718-10-55-37 d: Since we are “a publicly traded entity” we “use daily price observations”;

718-10-55-37 e: Prior to May 2011, the majority of our funding came from the issuance of common stock, and from the time our shares were first traded in June 2007, were never a highly leveraged entity. Following our May 2011 Financing, this significantly shifted. We did endeavor to change the mix of companies to more closely reflect this in the second quarter. Nevertheless, we did not find a single company in our industry that was highly leveraged that had been publicly traded for as long as the expected term of our options.

SAB Topic 14.D.1: We base our estimate of expected volatility on the historical volatility of similar entities whose share prices are publicly available. We believe the language “would likely consider the industry, stage of life cycle, size and financial leverage of such other entities” and “representative of [the] Company’s industry, and possibly its size” indicates that compliance with the full list of parameters is not mandatory. We did not identify any companies of similar size to WaferGen that we could consider in this evaluation. Most companies in our field are larger than us, and the remainder that we identified are either private, quoted on a foreign exchange, have insufficient history on a U.S. exchange, or in one case (Sequenom) had a discontinuity in stock price incompatible with Black-Scholes assumptions. As for financial leverage, we did search for competitors with high debt following our May 2011 Financing and the only company we identified, Helicos BioSciences, has an insufficient trading history to be considered.

We do note that the SEC guidance permits us to consider companies listed in the same industry sector. WaferGen is listed on the Medical Equipment Index, and we have now searched the Medical Equipment Index and identified one company, Vision-Sciences, which has a sufficient trading history and is comparable in terms of debt to equity ratio and size. We will therefore

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

apply a 20% weighting to this company’s volatility effective July 1, 2011, because even though it is not in the same industry as us, it is in the same index and is similar in terms of size and financial leverage. We will reduce to 10% the weighting of the two largest companies (Life Technologies and Illumina) to which we presently apply a 20% weighting. The impact of this change will have the effect of increasing volatility on (as an example) September 19, 2011, from 51.14% to 60.49%.

3.
We note that you have utilized different methodologies for estimating expected volatility for your stock options and your warrant liabilities. Please explain to us your consideration of using a methodology similar to that utilized for your warrants in connection with the valuation of the stock options. Explain why you have concluded that different methodologies are appropriate.

We believe our methodologies are identical, in that we have consistently used the same mix of comparative companies to determine the implied volatility of our stock for both options and warrants, the only difference being that we weight the historic volatility of our own stock equally with its implied volatility when the expected term remaining on the relevant instruments is less than the period of time for which our stock has been publicly traded. We note from Question 6 in SAB Topic 14.D.1 “Until [the] Company has… a sufficient amount of historical information regarding the volatility of its share price…, it should consistently apply a process… to estimate expected volatility based on the volatilities of similar entities.” We therefore do not consider the historic volatility of our own stock until such time as it has been traded for as long as the expected remaining term of the relevant instruments. In the case of our options, that has not yet occurred, so we do not consider the historic volatility of our own stock. In the case of all of our warrants, this has now occurred, so we do consider the historic volatility of our own stock. An approach that excludes consideration of the historic volatility of our own stock from all instruments until our common stock has been traded for as long as the longest expected remaining term of any of those instruments would be incompatible with Question 4 in SAB Topic 14.D.1 which cites “A sequential period of historical data at least equal to the expected… term… is used” as one of the criteria for placing exclusive reliance on implied volatility. We also note that this transition to 50% historic basis for warrants accounted for under ASC 815-40 in the year ended December 31, 2010, caused a reduction in the unrealized gain on fair value of warrants that we recorded in that year.

To clarify this consistent approach, we will amend future filings to state that our methodology for all options, warrants and other derivatives is “To the extent that Company’s stock has not been traded for as long as the expected remaining term of the [relevant financial instrument], the Company uses a weighted-average of the historic volatility of seven (increased from four effective April 1, 2011) comparable companies over the retrospective period corresponding to the expected remaining term of the [relevant financial instrument] on the measurement date. Extra weighting is attached to those companies most similar in terms of size and business activity. To the extent that Company’s stock has been traded for longer expected remaining term of the [relevant financial instrument], this weighted average is used to determine 50% of the volatility, with the Company’s own historic volatility used to determine the remaining 50%.” In subsequent filings when all financial instruments valued in periods being reported on, including comparatives, have remaining expected terms less than the period for which our stock has been traded, we will revise this policy to report only the portions that remain relevant (the equal weighting to historical and implied).

-Warrant Derivative Valuation, page 51

4.
We note your response to prior comment 5. As previously requested, please explain to us how you have determined the amount of the private placement discount within this model. Also, please clarify to us why you believe it is now appropriate to remove the disclosure in future filings related to this discount. In this regard, we note your statement that you intend to remove the disclosure because it is “not normal practice.” Clarify what you mean by this statement.

We estimated the discount based on historic experience and projections of future expectations. The historic experience was based on the following:

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

For the Summer 2009 Financing, the price of $1.25 per unit was set on May 18, 2009, when our closing price was $1.65, which after allowing for an estimated valuation of the 30% warrant coverage represented a discount of approximately 29%. The average discount based on closing prices on the dates when units were issued was approximately 36%.

For the December 2009 Financing, the price of $1.50 per unit was set on November 11, 2009, when our closing price was $1.50, which after allowing for an estimated valuation of the 25% warrant coverage represented a discount of approximately 5%. The average discount based on closing prices on the dates when units were issued was approximately 39%.

For the July 2010 Financing, the price of $1.20 per unit was set on July 1, 2010, when our closing price was $1.22, which after allowing for an estimated valuation of the 50% warrant coverage represented a discount of approximately 16%. The discount based on the closing price of $1.03 on July 7, the date when units were issued, was approximately 1%.

For the Series C CPS Financing, the price of $1.55 per unit was set on December 15, 2010, when our closing price was $1.28, which after allowing for an estimated valuation of the 30% warrant coverage represented a premium of approximately 14%. While not considered in the valuation as at December 31, 2010, as it was not known at the time, the premium based on the closing price of $1.08 on March 10, 2011, the date when the Series C convertible preference shares were issued, was approximately 35%.

As can be seen from the above analysis, the historic discount has been highly variable and unpredictable, as it is not possible to forecast which direction our stock will move in after a price has been set. We had also previously assumed that as the Company matured and therefore the risk declined, a lower discount would become obtainable. We believe an estimate of 10% was reasonable in the circumstances. Due to the terms of the May 2011 Financing, in particular the 100% warrant coverage and restrictions it places on future financing alternatives, this estimate has since been increased.

As stated in our previous response, the probability-weighted scenario analysis model under which we estimate the liability for our warrant derivatives takes into account adjustments to the expected number of warrants based on projections, which include the amount and timing of future funding as well as the private placement discount to stock price. The impact of the estimated discount is of secondary importance compared to the amount and timing of future funding. We did not include future funding requirements in our filings, and believe it unnecessary to include the private placement discount.

We believe “normal practice” is to disclose the Company’s stock price and high and low of the range of a derivative instrument’s exercise or conversion price, expected remaining term, expected volatility and risk-free interest rate, and the expected dividend yield.

5.
We note your response to prior comments 6, 7, and 9. Please specifically provide to us the reference in the FASB accounting and SEC guidance related to stock options that “requires no less than 50% historic volatility be considered (in the determination of your expected volatility) assuming [your] stock has been traded for not less than the expected term.”

We believe 50% is an appropriate and widely accepted minimum to apply to historic volatility once the Company’s stock has been traded for longer than the expected term of the related financial instrument. The use of 50% historic volatility is not an actual requirement set out in any FASB or SEC guidance.

Note 6. Redeemable Convertible Preference Shares in Subsidiary, page 55

6.
We note your response to prior comment 8. Please explain to us in more detail why you are recording the embedded conversion option that you have determined should be bifurcated from the Series B RCPS, the host instrument, at fair value with changes in the fair value recorded as a gain or loss upon the resolution of the contingency rather than upon the inception of the derivative. Within your discussion, please explain to us in more detail why it appears you are applying the beneficial conversion feature guidance in 470-20-35-1 of the FASB Accounting Standards Codification since you have determined this to be an embedded derivative rather

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

than a beneficial conversion feature. Cite the accounting literature relied upon and how you applied it to your situation. We may have more comments upon reviewing your response.

 The Company is currently preparing its response to the staff’s comment and will provide such response in a separate letter.

7.
Further to the above, please explain to us why you believe the investors’ right to convert its Series C Convertible Preferable Shares into shares of the subsidiary is a derivative that has negligible value.

Our belief that the right has negligible value was based on its affording the holders a non-controlling interest in a company with an accumulated deficit in excess of $2 million that exists mainly to support the activities of its parent. However, pursuant to the guidance in ASC paragraph 815-15-25-1, an embedded derivative that is clearly and closely related to the host contract should not be bifurcated from the host contract regardless of materiality. In this case, the host contract (the Series C Convertible Preference Shares) encompasses a residual interest in the consolidated WaferGen entity as the contract has no redemption features and is convertible into either a fixed number of common shares of the Company or of its subsidiary. Accordingly, we have concluded that the host contract has the economic characteristics and risks consistent with an equity host. The economic characteristics and risks of the embedded derivative (the right to convert into common shares of the subsidiary) are clearly and closely related to the economic characteristics of the host contract. As a result, there is no requirement to bifurcate the embedded derivative.

8.
We note your response to prior comment 9. Please revise your future filings to disclose how you determined the significant assumptions utilized within the Black-Scholes valuation model related to the embedded derivatives associated with the redeemable convertible preference shares for each reporting period presented.

We will revise future filings to include the required disclosures. See also our responses to Questions 3 and 11.

Form 10-Q for the Quarter Ended June 30, 2011

Note 8. Warrant Derivative Liabilities, page 12

9.
We note that you utilize the Black-Scholes valuation model to value the warrants that were issued in connection with the May 2011 offering. Please revise your future filings to explain [how] you determined the significant assumptions utilized within the model.

We will revise future filings to include these required disclosures. See also our responses to Questions 3 and 11.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

-Results of Operations, page 22

10.
We note your disclosure on page 22 related to your discussion for the underlying reasons why you experienced a significant decrease in your revenue for the three and six months ended June 30, 2011 as compared to the three and six months ended June 30, 2010.

Please revise your future filings to explain in more detail why you are experiencing an absence or a decrease of the sales of your SmartChip Real-Time PCR Systems, your Real-Time PCR Chip panels and Fee-for-Services. Provide us with a sample of your proposed disclosure.

We addressed this in our Form S-1/A filed after the close of business on September 21, 2011, with the following disclosure:

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

“For the three months ended June 30, 2011, revenue decreased by $386,989, or 90%, as compared to the three months ended June 30, 2010. The decrease is primarily due to the absence of sales of SmartChip Real-Time PCR Systems to early access customers, along with a decrease in sales of our Real-Time PCR Chip panels and Fee-for-Service.

For the six months ended June 30, 2011, revenue decreased by $425,742, or 52%, as compared to the six months ended June 30, 2010. The decrease is primarily due to decreases in sales SmartChip Real-Time PCR Systems, Real-Time PCR Chip panels and Fee-for-Service, as well as SmartSlide™ products, which we no longer market, that accounted for 16% of our revenue in the first six months of 2010.

In the first quarter of 2010, we sold two SmartSlide™ systems for $122,258. We stopped promoting the SmartSlide™ product line in the third quarter of 2010 and there were no SmartSlide™ system sales in 2011. In the first half of 2011, commercialization efforts for the SmartChip Real-Time PCR Systems product line did not produce meaningful results because of the relatively small amount of sales and marketing resources, the length of the sales cycle and the small installed base of systems from which to generate recurring revenue from consumables.”

We will revise other future filings, as applicable, to include similar disclosures.

-Critical Accounting Estimates, page 27

-Derivative Liability for Conversion Element of Convertible Promissory Notes, page 29

11.
We note that you utilize the Monte Carlo Simulation approach to value the derivative liability at inception and at each reporting date. Please revise your future filings to explain how you determined the significant assumptions utilized within the model.

We addressed this in our Form S-1/A filed after the close of business on September 21, 2011, with the following disclosure:

“Derivative Liability for Conversion Element of Convertible Promissory Notes.  We evaluate the derivative liability for the conversion element of convertible promissory notes using a Monte Carlo Simulation approach, using critical assumptions provided by management reflecting conditions at the valuation dates. The fair value of this derivative liability at May 27, 2011, included assumptions of the fair value of common stock of $0.68, estimated volatility of 64.31%, a risk-free interest rate of 0.21% and a contractual term of 3.5 years, and was estimated to be $11,495,163. The fair value of this derivative liability at June 30, 2011, included assumptions of the fair value of common stock of $0.54, estimated volatility of 62.00%, a risk-free interest rate of 0.22% and a contractual term of 3.4 years, and was estimated to be $13,108,276.

Risk-Free Interest Rate.  This is the United States Treasury rate for the measurement date having a term equal to the weighted average expected remaining term of the Convertible Promissory Notes prior to conversion. An increase in the risk-free interest rate will increase the fair value and the associated derivative liability.

Contractual Term.  This is the full contractual term of the Convertible Promissory Notes. Our Monte Carlo Simulation included a blend of expected remaining terms prior to partial conversion into Series A-2 Convertible Preferred Stock and a further blend of expected remaining terms prior to partial conversion into common stock, all based on management’s projections of when such conversions would occur within the contractual term. An increase in these expected remaining terms prior to conversion into common stock will increase the fair value and the associated derivative liability.

Expected Volatility.  This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. Since our stock has been traded for longer than the contractual term of the Convertible Promissory Notes, we based 50% of the volatility on our own historic volatility and the remaining 50% on a weighted-average of the historic volatility of seven comparable companies over the retrospective period corresponding to the weighted average expected remaining term of the Convertible Promissory Notes prior to conversion on the measurement date. Extra weighting is attached to those companies most similar in terms of size and business activity. An increase in the expected volatility will increase the fair value and the associated derivative liability.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 5, 2011

Dividend Yield.  We have not made any dividend payments nor do we have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the associated derivative liability.”

We will revise other future filings to include similar required disclosures.

WaferGen acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to me at (510) 780-2393 (telephone) or (510) 793-8992 (facsimile).

Very truly yours,

/s/ Donald Huffman
Donald Huffman
Chief Financial Officer